Exhibit 1

Ned L. Sherwood

151 Terrapin Point

Vero Beach, FL 32963

Tel: (772) 360-1540

Notpleasedwithnmm@gmail.com

November 28, 2023

Ms. Angeliki Frangou

NMM Board of Directors

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Dear Ms. Frangou and NMM Board of Directors,

It has been more than two years since my September 3, 2021 13-D filing. Although various equity issuance transactions by NMM had subsequently reduced my aggregate ownership below 5.0%, some recent purchases by me have now brought my ownership percentage back to 5.4%. Thus I have decided to issue this letter in connection with my new 13-D filing.

On September 3, 2021, NMM’s unit price closed at $31.43. Since monthly earnings are not reported, NMM’s cumulative per unit earnings have totaled $32.49 from October 1, 2021, through September 30, 2023. Notwithstanding these results, NMM’s current unit price is $24.10 as of the close of trading on November 24, 2023 - a decline of 23.3%. This decline has been only slightly ameliorated by eight 5-cent quarterly dividends totaling 40 cents – representing a measly 1.23% of total aggregate earnings during this 2-year period. Therefore, NMM’s current unit price of $24.10 does not even exceed the $32.09 net increase in book value during the period discussed above.

On the latest conference call of November 2, 2023, Angeliki Frangou stated unequivocally (as she routinely does on calls) that she is “pleased with NMM’s results”. For all of NMM’s other unitholders, this has to be a shocking statement given NMM’s dismal unit performance over the past 2 years.

Why is Ms. Frangou “pleased” with NMM’s performance since it is clearly terrible for the unitholders? Possibly because Ms. Frangou operates a Ship Management Company, which is separate from NMM operations, but collects millions of dollars of management fees and commissions from NMM for buying and selling ships and operating the fleet. Therefore, while all NMM unitholders get a tiny 5-cent distribution per quarter and suffer with a unit price trading well below net asset value, Ms. Frangou is raking in multi-millions in related party fees.

Additionally, Ms. Frangou may be “pleased” because she is hoping to take NMM private at a depressed price in the foreseeable future. Ms. Frangou is currently in the process of taking Navios Maritime Holdings (NM) private in a transaction that will significantly increase her ownership in NMM at its current price. This transaction should “please” her if the research analysts that currently cover NMM have estimated NMM’s current net asset value in a reasonable manner.

Omar Nokta, Head of Shipping Research at Jefferies, estimates NMM’s net asset value at $117.60 per unit in his latest report - versus its current market price of $24.10, or 488% above the prevailing unit price. Value Investors Edge, another prestigious shipping research service, estimates NMM’s adjusted net asset value at roughly $99 per unit. No wonder Ms. Frangou is “pleased” given that via the ongoing NM transaction, she is purchasing ownership in NMM at approximately 20-24% of estimated NAV!

In my opinion, it is long overdue for NMM’s other unitholders to be “pleased.” However, at present, this is not in the minority unitholders control, since Ms. Frangou has incorporated NMM in the Marshall Islands and included anti-takeover provisions which make it virtually impossible to wrest control from Ms. Frangou. For example, any group of unitholders owning a greater than 5% combined stake of the LP interests is capped at a voting level of 5%. The anti-takeover provisions crafted by Ms. Frangou make it clear that if NMM unitholders were not handcuffed by the Marshall Island provisions, the unitholders would likely not be “pleased” by current management and would most likely search for strategic alternatives.

In my career, I founded and managed a successful private equity firm for more than 38 years. Given my experience, I am highly confident that if Ms. Frangou were to remove all Marshall Island anti-takeover provisions, a privatization of NMM would be possible at well more than double, perhaps 3-4x, its current market price. On an informal basis, I am aware of major shipping industry participants who have expressed strong interest in specific segments of NMM’s business (replacing present management, of course).

Based on my observations, I request that Ms. Frangou and the NMM Board take the following actions to immediately unlock massive unitholder value:

1.	Remove all anti-takeover provisions from NMM’s Marshall Island charter.

2.	Force Ms. Frangou to merge her privately-held ship management entity into NMM (at a reasonable valuation) to eliminate the clear conflict of interest between NMM and this opaque entity.

3.	Hire investment bankers to review offers for the various segments of NMM (drybulk, container, and tanker) to realize appropriate valuations for the unitholders approximating its estimated $100-$117 NAV and to substantially narrow the valuation gap between current pricing and estimated NAV.

4.	Additionally, NMM should cease purchasing new ships and instead immediately buy back equity until the unit price reached a price closer to NAV. After all, why buy ships at 100 cents on the dollar when you can buy them at a fraction of NAV by repurchasing equity at a 75% discount to NAV? In July of 2022, Ms. Frangou announced a $100 million unit buyback plan but she has yet to repurchase a single unit. A unit buyback plan may not “please” Ms. Frangou since her Ship Management company would not earn fees on repurchased units, but does on ship purchases and sales, further highlighting the massive conflict of interest in the current Navios structure.

I urge Ms. Frangou to undertake the actions that I have listed above. On November 17, NMM issued its proxy materials for its December 19 annual meeting. I urge all unitholders to withhold your votes for the Class III director, Serafeim Kriempardis, if you are not “pleased” with NMM’s performance. Additionally, I encourage unitholders to email NMM’s Board of Directors or NMM’s investor relations contact (investors@navios.com) and demand that the actions that I have listed above are undertaken. You can reach me at the number above or via e-mail at Notpleasedwithnmm@gmail.com. Like in the classic movie “Network,” I call on unitholders who are not “pleased” to tell Ms. Frangou and NMM’s Board of Directors that “we are mad as hell and are not going to take it anymore!”

Sincerely,

/s/ Ned Sherwood

Ned Sherwood